                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CUTLER-HAMMER DE PUERTO RICO COMPANY RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

Exhibit

      The following exhibit is filed herewith:

            Exhibit No.

               (23)  Consent of Independent Auditors           12

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      (Name of Plan)
                                 CUTLER-HAMMER DE PUERTO RICO
                                 COMPANY RETIREMENT SAVINGS PLAN

         Date: June 28, 1999        By: Eaton Corporation Pension
                                        Administration Committee


                                         By:       /s/ S. J. Cook
                                            ------------------------------
                                                  (Signature)
                                            S. J. Cook
                                            Vice President-Human Resources
                                            Eaton Corporation

                                      Audited Financial Statements
                                      and Supplemental Schedules


                                      CUTLER-HAMMER DE PUERTO RICO
                                      COMPANY RETIREMENT SAVINGS PLAN


                                      PLAN NUMBER 002

                                      DECEMBER 31, 1998 AND 1997

                                      PLAN SPONSOR
                                      Cutler-Hammer de Puerto Rico Company
                                      P.O. Box 146
                                      Aguas Buenas, Puerto Rico 00607
                                      (787) 732-7891

                                      Employer Identification Number: 34-1756466


                                      PLAN ADMINISTRATOR
                                      Cutler-Hammer de Puerto Rico Company
                                      Retirement Savings Plan Committee
                                      P.O. Box 146
                                      Aguas Buenas, Puerto Rico 00607
                                      (787) 732-7891

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of
   Eaton Corporation
Cutler-Hammer de Puerto Rico Company
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio

June 11, 1999

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998


                                              EB Magic          Indexed          Eaton
                                                Fund          Stock Fund       Stock Fund         Total
                                          --------------------------------------------------------------------

ASSETS
Investments:
   Eaton Corporation Common Shares                                            $   1,038,972  $     1,038,972
   Mutual funds                                              $   4,243,942                         4,243,942
   Common/collective trust                  $   5,856,744                                          5,856,744
   Money market fund                                                 1,567            5,095            6,662
                                          --------------------------------------------------------------------
Total investments                               5,856,744        4,245,509        1,044,067       11,146,320

Receivables:
   Contributions receivable-employer               31,663           26,156           11,013           68,832
   Contributions receivable-employee               83,460           68,945           29,029          181,434
   Interest receivable                                  3              151                6              160
                                          --------------------------------------------------------------------
Total assets                                    5,971,870        4,340,761        1,084,115       11,396,746

LIABILITIES
Accrued purchase of investment                                                        5,080            5,080
                                          --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $   5,971,870    $   4,340,761    $   1,079,035  $    11,391,666
                                          ====================================================================


See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                              EB Magic          Indexed          Eaton
                                                Fund          Stock Fund       Stock Fund         Total
                                          --------------------------------------------------------------------

ASSETS
Investments:
   Eaton Corporation Common Shares                                            $   1,160,161  $   1,160,161
   Mutual funds                                              $   2,009,078                       2,009,078
   Common/collective trust                  $   5,605,446                                        5,605,446
   Money market funds                                                  687           99,033         99,720
                                          --------------------------------------------------------------------
Total investments                               5,605,446        2,009,765        1,259,194      8,874,405

Receivables:
   Contributions receivable-employer               32,801            9,979            8,392         51,172
   Contributions receivable-employee               81,580           24,818           20,872        127,270
   Interest receivable                                131               83              120            334
                                          --------------------------------------------------------------------
Total assets                                    5,719,958        2,044,645        1,288,578      9,053,181

LIABILITIES
Accrued purchase of investment                                                       98,996         98,996
                                          --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $   5,719,958    $   2,044,645    $   1,189,582  $   8,954,185
                                          ====================================================================


See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

           Statement of Changes in Net Assets Available For Benefits,
                              with Fund Information

                          Year Ended December 31, 1998


                                         EB Magic          Indexed          Eaton
                                           Fund          Stock Fund       Stock Fund         Total
                                     --------------------------------------------------------------------
ADDITIONS
Contributions--Employees               $      832,746    $      656,665   $     321,427   $    1,810,838
Contributions--Employer                       343,715           223,117         112,020          678,852
Interest                                       2,172             5,846             962            8,980
Dividends                                                      394,596          24,508          419,104
                                     --------------------------------------------------------------------
Total additions                            1,178,633         1,280,224         458,917        2,917,774

DEDUCTIONS
Distributions to participants                537,034           246,694         136,078          919,806
                                     --------------------------------------------------------------------
Total deductions                             537,034           246,694         136,078          919,806

Net realized and unrealized
   appreciation (depreciation)               369,592           335,515        (265,594)         439,513
   in fair value of investments
Net interfund transfers                     (759,279)          927,071        (167,792)
                                     --------------------------------------------------------------------
Net increase (decrease)                      251,912         2,296,116        (110,547)       2,437,481
Net assets available for benefits
   at beginning of year                    5,719,958         2,044,645       1,189,582        8,954,185
                                     ====================================================================
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR             $    5,971,870    $    4,340,761   $   1,079,035   $   11,391,666
                                     ====================================================================


  See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Investments are stated at fair value as measured by quoted prices in active markets except for the EB Magic Fund, for which the investments are stated at fair value as determined by the trustee.

The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF PLAN

Effective February 1, 1994, Cutler-Hammer de Puerto Rico Company (the "Company" or the "Plan Sponsor") a wholly-owned subsidiary of Eaton Corporation, established a defined contribution plan to be known as the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan (the "Plan").

The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 8% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 2% of the total compensation of the employee.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued



B.     DESCRIPTION OF PLAN--CONTINUED

Contributions are allocated by the employee to the three investment funds:

       Fund                      Description                     Sponsor
--------------------------------------------------------------------------------
EB Magic Fund               Insurance Company               Key Bank
                               Contracts
Indexed Stock Fund          Publicly-traded                  Victory Broker
                               Common Stocks                   Dealer Services
Eaton Stock Fund            Company Stock                   Eaton Corporation

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the Company.

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions.

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued

C.     INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                            DECEMBER 31
                                                       1998              1997
                                                --------------------------------------
EB Managed Guaranteed Investment Contract Fund    $    5,856,744     $    5,605,446
Victory Stock Index Fund                               4,243,942          2,009,078
Eaton Corporation Common Shares                        1,038,972          1,160,161

D.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     DECEMBER 31,
                                                                         1998
                                                                  --------------------
Net assets available for benefits per the financial
statements                                                          $    11,391,666
Amounts allocated to withdrawing participants                              (246,530)
                                                                    ---------------

NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500                     $    11,145,136
                                                                    ===============

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued


D.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--CONTINUED

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         1998
                                                                  --------------------
Benefits paid to participants per the financial
  statements                                                        $       919,806
Add:  Amounts allocated to withdrawing
  participants at December 31, 1998                                         246,530
                                                                  --------------------

BENEFITS PAID TO PARTICIPANTS PER FORM 5500                         $     1,166,336
                                                                  ====================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes.

F.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements--Continued




G.       YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                         EIN 34-1756466 Plan Number: 002

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                            Description of                         Current
                     Identity of issue        Investment           Cost             Value
------------------------------------------------------------------------------------------------
*   KeyBank:
      EB Managed Guaranteed Investment
        Contract Fund                       447,746 units     $   4,905,364     $    5,856,744
      Victory Stock Index Fund              199,809 shares        3,527,201          4,243,942
      EB Money Market Fund                    6,662 units             6,662              6,662
*   Eaton Corporation Common Shares          14,698 shares        1,040,706          1,038,972
                                                             -----------------------------------

                                                              $   9,479,933     $   11,146,320
                                                             ===================================


 *  Indicates a party-in-interest to the Plan.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                         EIN 34-1756466 Plan Number: 002

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                       Purchase          Selling          Cost of        Current
                Description of Assets                   Price             Price            Assets         Value         Net Gain
-----------------------------------------------------------------------------------------------------------------------------------
    CATEGORY (i)--SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*   KeyBank:
       Victory Stock Index Fund                      $    716,615                       $    716,615   $    716,615

       EB Managed Guaranteed Investment Contract
         Fund                                                          $    505,000          426,598        505,000     $   78,402

       EB Money Market Fund                                                 716,615          716,615        716,615
                                                                            715,602          715,602        715,602
                                                          505,000                            505,000        505,000
                                                          716,615                            716,615        716,615
                                                          624,657                            624,657        624,657

    CATEGORY (iii)--SERIES OF TRANSACTIONS IN
     EXCESS OF 5% OF PLAN ASSETS

*   KeyBank:
       Victory Stock Index Fund                                             160,000          121,633        160,000         38,367
                                                        2,059,349                          2,059,349      2,059,349

       EB Managed Guaranteed Investment Contract
         Fund                                                               912,201          774,263        912,201        137,938
                                                          793,907                            793,907        793,907

       EB Money Market Fund                                               4,618,412        4,618,412      4,618,412
                                                        4,525,354                          4,525,354      4,525,354

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

*   Indicates a party-in-interest to the Plan